10028233

BB 3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53612

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MERCANTIL COMMERCEBANK INVESTMENT SERVICES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 ALHAMBRA CIRCLE, PENTHOUSE FLOOR
(No. and Street)

CORAL GABLES (City) FLORIDA (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RAPHAEL VINA, FINANCIAL & OPERATIONS PRINCIPAL 305-629-5879
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

1441 BRICKELL AVENUE, SUITE 1100, MIAMI FLORIDA 33131
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
121

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/8

OATH OR AFFIRMATION

I, RAPHAEL VINA, FINANCIAL & OPERATIONS PRINCIPAL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MERCANTIL COMMERCEBANK INVESTMENT SERVICES, INC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANA E. GALARZA
Notary Public - State of Florida
My Commission Expires Feb 17, 2012
Commission # DD 753879
Bonded Through National Notary Assn.

Notary Public

Signature

FINANCIAL & OPERATIONS PRINCIPAL

Title

STATE OF FLORIDA
COUNTY OF DADE
The foregoing instrument was acknowledged before me this 26th day of February 2010 by Raphael Vina.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mercantil Commecebank Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Commercebank, N.A.)
Index
December 31, 2009 and 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1441 Brickell Avenue
Suite 1100
Miami FL 33131
Telephone (305) 375 7400
Facsimile (305) 375 6221

Report of Independent Certified Public Accountants

To the Stockholder and Board of Directors of
Mercantil Commercebank Investment Services, Inc.

In our opinion, the accompanying statements of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Mercantil Commercebank Investment Services, Inc. (the "Company") (a wholly owned subsidiary of Mercantil Commercebank, N. A.), at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2010

Mercantil Commercebank Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Commercebank, N.A.)
Statements of Financial Condition
December 31, 2009 and 2008

	2009	2008
Assets		
Cash and due from banks	$ 5,365,930	$ 3,130,832
Deposit with clearing broker	100,000	100,000
Securities:		
Trading securities	-	1,143,721
Available for Sale	548,440	-
Receivable from clearing broker	728,049	693,711
Receivable from affiliates	150,241	119,425
Property and equipment, net	45,296	15,327
Other assets	111,580	88,277
Total assets	$ 7,049,536	$ 5,291,293
Liabilities and Stockholder's Equity		
Accrued expenses and other liabilities	$ 565,935	$ 698,236
	565,935	698,236
Commitments (Note 6)		
Stockholder's equity		
Common stock, $0.01 par value, 10,000 shares authorized, 100 shares issued and outstanding	1	1
Additional paid in capital	3,018,932	3,018,932
Accumulated (deficit) earnings	3,461,861	1,574,124
Accumulated other comprehensive income	2,807	-
	6,483,601	4,593,057
Total liabilities and stockholder's equity	$ 7,049,536	$ 5,291,293

The accompanying notes are an integral part of these financial statements.

Mercantil Commercebank Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Commercebank, N.A.)
Statements of Operations
Years Ended December 31, 2009 and 2008

	2009	2008
Revenues		
Commissions	$ 5,340,451	$ 5,416,437
Fees	1,239,001	1,396,194
Interest earning deposits with banks	21,992	48,481
Interest income trading securities	-	32,638
Interest income available for sale securities	37,594	-
Total revenues	6,639,038	6,893,750
Expenses		
Employee compensation and benefits	2,154,254	2,618,834
Fees and services	990,346	867,705
Occupancy	160,644	160,644
Depreciation and amortization	14,372	12,593
Other	249,931	314,408
Total expenses	3,569,547	3,974,184
Income before income taxes	3,069,491	2,919,566
Income tax expense	(1,181,754)	(1,080,179)
Net income	$ 1,887,737	$ 1,839,387

The accompanying notes are an integral part of these financial statements.

Mercantil Commercebank Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Commercebank, N.A.)
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2009 and 2008

	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholder's Equity
Balance, December 31, 2007	100	$ 1	$ 3,035,623	$ (265,263)	$ -	$ 2,770,361
Net income	-	-	-	1,839,387	-	1,839,387
Shares of the parent company restricted for employee stock option plan	-	-	(16,691)	-	-	(16,691)
Balance, December 31, 2008	100	$ 1	$ 3,018,932	$ 1,574,124	$ -	$ 4,593,057
Net income	-	-	-	1,887,737	-	1,887,737
Other comprehensive income	-	-	-	-	2,807	2,807
Balance, December 31, 2009	100	$ 1	$ 3,018,932	$ 3,461,861	$ 2,807	$ 6,483,601

The accompanying notes are an integral part of these financial statements.

Mercantil Commercebank Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Commercebank, N.A.)
Statements of Cash Flows
Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities		
Net income	$ 1,887,737	$ 1,839,387
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation and amortization	14,372	12,593
Available for sale securities realized gain	(22,473)	-
Change in operating assets and liabilities -		
Receivable from clearing broker	(34,338)	236,534
Receivable from affiliates	(30,815)	1,588
Trading Securities	-	(289,792)
Net premium amortization	3,343	-
Other assets	(24,848)	24,864
Accrued expenses and other liabilities	(132,302)	(145,941)
Net cash provided by operating activities	1,660,675	1,679,233
Cash flows from investing activities		
Purchases of investments securities:		
Available for sale	(5,337,699)	-
Maturities, sales and calls of investments securities:		
Available for sale	5,956,462	-
Purchases of property and equipment	(44,340)	(9,202)
Net cash provided by (used in) investing activities	574,423	(9,202)
Cash flows from financing activities		
Shares of the parent company restricted for employee stock option plan	-	(16,691)
Net cash provided by (used in) financing activities	-	(16,691)
Net increase in cash and cash equivalents	2,235,098	1,653,340
Cash and cash equivalents, beginning of year	3,130,832	1,477,492
Cash and cash equivalents, end of year	$ 5,365,930	$ 3,130,832

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Mercantil Commercebank Investment Services, Inc. (the "Company") is a wholly owned subsidiary of Mercantil Commercebank, N.A., (the "Bank"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

In July 2001, the Bank organized the Company with the purpose of providing broker-dealer services to its customers. The Company obtained approval to commence operation in May 2002. The Company's principal office is in Coral Gables, Florida.

The Company provides introductory brokerage and investment services primarily for customers of the Bank. The Company also provides its customers with transaction services. All security transactions are settled through a third party clearing broker on a fully disclosed basis. Revenues derived from these services are recognized in the accompanying statements of operations. Custody of securities owned by customers of the Company is maintained by third parties.

The following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statements. These policies conform with accounting principles generally accepted in the United States of America.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fees
Fees from portfolio management services are recorded as earned based on a percentage of the average assets managed during the period. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Commissions
Commissions earned are related to the customer's trading volume and the dollar amounts of the trades. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Cash and Cash Equivalents
The Company classifies as cash equivalents highly liquid instruments with original maturities of ninety days or less.

Securities
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition.

Securities are recorded at fair value in accordance with, Fair Value Measurements and Disclosures

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Property and Equipment, Net
Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed on the straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are amortized over the remaining term of the lease. Repairs and maintenance are charged to operations as incurred; renewals, betterments and interest during construction are capitalized.

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. A valuation allowance is established against the deferred tax asset to the extent that management believes that it is more likely than not that any tax benefit will not be realized. Income tax expense or benefit is recognized on the periodic change in deferred tax assets and liabilities at the current statutory rates.

The Company's results of operations are included in the consolidated Federal and State income tax returns of Mercantil Commercebank Holding Corporation, its ultimate U.S. Parent. Under an intercompany income tax allocation policy, the Company accrues and pays its allocation of income taxes to its ultimate U.S. Parent, or accrues and receives payment from its ultimate U.S. Parent to the extent that tax benefits are realized.

Stock Option Plan
The Company participates in a stock option plan for certain key officers, to acquire shares of its ultimate beneficial Parent Company Mercantil Servicios Financieros, C.A. (MSF). The Company determines the fair value of options granted and amortizes that expense over the vesting period with a credit to Additional paid-in-capital, according to Statement of Financial Accounting Standard 123 (R) *Share-Based Payment*. The market value is determined at the option grant date using the Black-Scholes-Merton method.

Fair Value Measurement
Financial instruments are classified based on a three-level valuation hierarchy required by GAAP. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 – inputs to the valuation methodology are quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities may include debt and equity securities that are traded in an active exchange market, as well as certain U.S. securities that are highly liquid and are actively traded in over the counter.

Level 2 – observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in market that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets and liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange trade instruments which value is determined by using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally may include U.S. Government and agency mortgage backed debt securities and corporate debt securities.

Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities may include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

New Issued Accounting Pronouncements

FASB Accounting Standards Codification

In July 2009, the FASB implemented the FASB Accounting Standards Codification (the "Codification") as the single source of authoritative U.S. generally accepted accounting principles. The Codification simplifies the classification of accounting standards into one online database under a common referencing system, organized into eight areas, ranging from industry-specific to general financial statement matters. Use of the Codification is effective for interim and annual periods ending after September 15, 2009. The Company began to use the Codification on the effective date, and it had no impact on the Company's Consolidated Financial Statements. However, throughout these Financial Statements and notes, all references to prior FASB, AICPA and EITF accounting pronouncements have been removed.

Recognition and Presentation of Other-Than-Temporary Investments

In April 2009, the FASB issued a new guidance which amends the other-than-temporary model for debt securities. This new guidance requires an entity to recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the noncredit component in OCI when the entity does not intend to sell the security and it is more likely than not that the entity will not be required to sell the security prior to recovery. The new guidance also requires expanded disclosures. The guidance is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted. The Company adopted this FSP at the effective date and the adoption did not have a material impact on the Company's financial statements.

Reclassifications

Certain reclassifications have been made to the December 31, 2008 consolidated financial statements to conform to current year presentation.

2. Cash Segregated Under Federal Regulations

Rule 15c3-3 under the Securities and Exchange Act of 1934 (the "Rule") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if any, are computed in accordance with a formula defined in the Rule. The Company is exempt from the maintenance of such reserve accounts.

3. Securities

At December 31, 2009, the fair value of securities available for sale amounted to $548,440. The securities portfolio is comprised of U.S. Corporate Bonds with an unrealized gain of $2,807 recorded in OCI. At December 31, 2008, the fair value of the trading securities portfolio amounted to $1,143,721 and it was comprised of U.S. Government Agency and Corporate Debt Securities

4. Property and Equipment, Net

Property and equipment, net consists of the following at December 31, 2009 and 2008:

	2009	2008	Estimated Useful Lives (in Years)
Furniture and equipment	$ 11,981	$ 9,790	3 - 10
Computer equipment and software	117,752	97,217	3
Leasehold Improvements	1,346	1,346	5 - 10
Work in Process	34,722	-	-
	165,801	108,353	
Less: Accumulated depreciation and amortization	(120,505)	(93,026)	
	$ 45,296	$ 15,327	

Depreciation expense was $14,372 and $12,593 for the years ended December 31, 2009 and 2008, respectively.

5. Related Party Transactions

Included in the statements of financial condition are amounts due from/to related parties as follows:

	December 31, 2009	December 31, 2008
Assets		
Cash and cash equivalents	$ 113,717	$ 89,968
Receivable from affiliates	150,240	119,425
Total due from related parties	263,957	209,393
Liabilities and stockholder's equity		
Stockholder's equity	6,483,601	4,593,057
Total due to related parties	6,483,601	4,593,057
Net related party position	$ (6,219,644)	$ (4,383,664)

The Company maintains some of its cash with the Bank. At times, such amounts may be in excess of the insured limits of the Federal Deposit Insurance Corporation.

Related party transactions included in the Company's results of operations for the years ended December 31, 2009 and 2008 are summarized as follows:

	2009	2008
Revenues		
Fees	$ 53,795	$ 99,327
Expenses		
Rent expense	160,644	160,644
Other fees	58,552	75,062

During 2009 and 2008, the Company received accounting and certain administrative services performed by the Bank at no charge.

6. Commitments

The Company occupies office premises under a non-cancellable operating lease agreement with the Bank that expires in December 2012. Rent expense for the years ended December 31, 2009 and 2008 amounted to $160,644 and $160,644, respectively. Future minimum lease payments under this agreement as of December 31, 2009 are as follows:

Year Ending December 31,	Amount
2010	$ 162,610
2011	164,678
2012	155,091
	$ 482,379

7. Employee Benefit Plan

The Company has a 401(k) benefit plan (the "Plan") covering substantially all of its employees.

Contributions by the Company to the Plan are based upon a fixed percentage of participants' salaries as defined by the Plan. In addition, employees with at least six months of service and who have reached the age of 21 may contribute a percentage of their salaries to the Plan as elected by each participant. The Company matches 100% of each participant's contribution up to a maximum of 5% of their annual salary. All contributions made by the Company to the participants' accounts vest incrementally in the second through completion of the sixth year of employment.

During 2009 and 2008, the Company contributed $55,531 and $67,137, respectively, to the 401(k) benefit plan in matching contributions.

The Company offers a stock option plan to eligible officers approved by the Board in order to acquire shares of MSF, its ultimate Parent Company. These shares are allotted over three-year periods and awarded annually. No compensation expense was recorded for this plan during 2009, ($4,703 in 2008).

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital as defined under such rule. At December 31, 2009 and 2008, the Company had net capital of $5,343,189 and $3,637,697, respectively, which was $5,243,189 and $3,537,697, respectively, in excess of its required net capital of $100,000. At December 31, 2009 and 2008, the Company's percentage of aggregate indebtedness to net capital was 10.59% and 19.19%, respectively.

9. Financial Instruments

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The Company's financial instruments at December 31, 2009 consisted primarily of receivables and payables from / to affiliates and third parties and accrued expenses.

Financial Instruments with Off-Balance Sheet and Credit Risk

In the normal course of its business, the Company enters into transactions involving financial instruments with off-balance sheet risk. These financial instruments include elements of market risk in excess of the amounts recognized in the statements of financial condition. In addition, risks arise from the possible inability of counter-parties to meet the terms of their contracts.

In the normal course of business, the Company enters into securities transactions with other broker-dealers and customers, which can result in credit risk. To mitigate this risk, the Company has established credit review policies to monitor its transactions with, and balance transactions with, these broker-dealers and customers. In addition, the Company monitors the market value of collateral held and securities receivable from others. It is the policy of the Company to request and obtain additional collateral when an exposure to a significant loss exists.

The Company may be required, in the event of the non-delivery of customers' securities owed to the Company by other broker-dealers or by its customers, to purchase the securities in the open market to correct a failed settlement. These correction transactions to buy and sell may result in losses that are not reflected in the accompanying financial statements.

10. Income Taxes

The tax benefit of the Company's net operating losses has been utilized by the Bank. At December 31, 2009, the Company had a net receivable from the Bank of approximately $10,400 related to the use of the tax benefit recorded by the Company.

	2009	2008
Current provision		
Federal	$ 933,708	$ 956,743
State	155,981	152,275
Deferred liability (benefit) provision	92,065	(28,839)
	$ 1,181,754	$ 1,080,179

In accordance with the guidance an Interpretation of Statement of Financial Accounting Standards,

the Company had no unrecognized tax benefits or related interest or related penalties accrued at December 31, 2009 or 2008.

11. Fair Value Measurement

Assets measured at fair value on a recurring basis (as described in Note 1) are summarized below:

	December 31, 2009			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Third-Party Models with Observable Market Inputs (Level 2)	Internal Models With Unobservable Market Inputs (Level 3)	Total Carrying Value in the Consolidated Balance Sheet
Assets				
Available for sale securities	$ -	$ 548,440	$ -	$ 548,440
Total assets at fair value	$ -	$ 548,440	$ -	$ 548,440

	December 31, 2008			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Third-Party Models with Observable Market Inputs (Level 2)	Internal Models With Unobservable Market Inputs (Level 3)	Total Carrying Value in the Consolidated Balance Sheet
Assets				
Trading securities	$ -	$ 1,143,721	$ -	$ 1,143,721
Total assets at fair value	$ -	$ 1,143,721	$ -	$ 1,143,721

There were no assets or liabilities measured at fair value on a non-recurring basis in the Company's financial statements as of December 31, 2009 or 2008.

Level 2 Valuation Techniques

The valuation of the securities available for sale ("AFS securities") is performed through monthly pricing process using independent pricing provider's data, which are leading global providers of financial market data. These pricing providers collect, use and incorporate descriptive market data from various sources, quotes and indicators from leading broker dealers to generate independent and objective valuations.

The valuation techniques and the inputs used in our financial statements to measure the fair value of our recurring financial instruments include, among other things, the following:

- Similar securities actively traded which are selected from recent market transactions.
- Observable market data which includes spreads in relationship to LIBOR, swap curve, and prepayment speed rates, as applicable.
- The captured spread and prepayment speed is used to obtain the fair value for each related security.

The methods described above may produce a fair value calculation that may differ from the net realizable value or may not be reflective of future fair values. Furthermore, while the Bank believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of its securities AFS portfolio could result in a different estimate of fair value at the reporting date.

Mercantil Commercebank Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Commercebank, N.A.)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009 **Schedule II**

COMPUTATION OF NET CAPITAL

Total stockholder's equity			$	6,483,601
Deductions and/or charges:				
Nonallowable assets:				
Property and equipment, net	$	45,296		
Other assets	$	989,870		1,035,166
Haircuts on securities:				105,246
Total deductions and /or charges				1,140,412
Net capital			$	5,343,189
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
Minimum net capital required				100,000
Excess of net capital			$	5,243,189
COMPUTATION OF AGGREGATE INDEBTEDNESS				
Items included in statement of financial condition:				
Accrued expenses and other liabilities				565,935
Total aggregate indebtedness			$	565,935
Ratio of aggregate indebtedness to net capital				10.59%

No material differences exist between the above computation and the computation prepared by the Company and included in the Company's December 31, 2009 unaudited FOCUS Report filing dated January 26, 2010.

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(ii).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1441 Brickell Avenue
Suite 1100
Miami FL 33131
Telephone (305) 375 7400
Facsimile (305) 375 6221

Report of Independent Certified Public Accountants on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Stockholder and Board of Directors of
Mercantil Commercebank Investment Services, Inc.

In planning and performing our audit of the financial statements of Mercantil Commercebank Investment Services, Inc. (a wholly owned subsidiary of Mercantil Commercebank, N.A.) (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1441 Brickell Avenue
Suite 1100
Miami FL 33131
Telephone (305) 375 7400
Facsimile (305) 375 6221

Report of Independent Certified Public Accountants

To the Stockholder and Board of Directors of
Mercantil Commercebank Investment Services, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Mercantil Commercebank Invesments Services ("The company") for the period from April 1, 2009 through December 31, 2009, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Mercantil Commercebank Investment Services Inc.'s compliance with the applicable instructions of Form SIPC-7T during the year ended December 31, 2009. Management is responsible for Mercantil Commercebank Investment Services Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows: payments in the amounts of $150 and $10,304 were compared to check stubs and bank statements provided by Ralph Vina Financial and Operations Principal. Reviewed check # 3 in the amount of $10,304 issued on 26, 2010. Noted no differences.
2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2009 less the revenues reported on the Company's Focus Reports for the period from January 1, 2009 to March 31, 2009 as applicable, with the Total revenue amount of $5,282,665 reported on page 2. item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009. Noted no differences.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers. as follows:
    a. Compared deductions on line 3, Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $308,298 to the Commission and Payout System report for the period from April 1, 2009 to December 31, 2009 generated by clearing broker Pershing LLC and provided by Ralph Vina, Financial and Operations Principal. Noted no differences.
    b. Compared deductions on line (9)(i), Total interest and dividend expense, of $0 to supporting schedules for the period April 1, 2009 to December 31, 2009 provided by Ralph Vina. Noted no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $4,181,408 and $10,454 respectively of the Form SIPC-7T. Noted no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053612 FINRA DEC
MERCANTIL COMMERCEBANK INVESTMENT SERVICES 12*12
220 ALHAMBRA CIRCLE PH FLOOR
CORAL GABLES FL 33134

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Raphael Vina, FinOp, 305-629-5879

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 10,454

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)

01-20-2009
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 10,304

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 10,304

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 10,304

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mercantil Commercebank Investment Services, Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Financial & Operations Principal
(Title)

Dated the 26 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning ~~April 1, 2009~~ and ending December 31, 2009 Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,282,655
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	5,282,655
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	774,848
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	308,298
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	18,101
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): None	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	1,101,247
2d. SIPC Net Operating Revenues	$ 4,181,408
2e. General Assessment @ .0025	$ 10,454 (to page 1 but not less than $150 minimum)

SECURITIES INVESTOR PROTECTION CORP. 206751 02/26/2010

Invoice Date	Invoice Number	Invoice Description	Base Invoice	Net Invoice
02/26/2010	SIPC-7T/FORM	053612 FINRA DEC	10,304.00	10,304.00

Total: 10,304.00

NOTE: SEE REVERSE FOR SECURITY FEATURES

Mercantil
Commercebank, N.A.
12496 NW 25TH STREET
MIAMI FL 33182
305-629-1200

OFFICIAL CHECK

63-1050/670

206751

DATE 02/26/2010

PAY $10,304.00 DOLLARS $ 10,304.00

DOLLAR ONE ZERO COMMA THREE ZERO FOUR PERIOD ZERO ZERO

TO THE ORDER OF

SECURITIES INVESTOR PROTECTION CORP.
805 15TH STREET NW
SUITE 800
WASHINGTON, D.C. 20005-2215

Miriam Novoa
2-MN-400

Authorized Signature

⑈206751⑈ ⑆067010509⑆ 30000602⑈

Mercantil Commercebank Investment Services, Inc.

(A wholly owned subsidiary of Mercantil Commercebank, N.A.)

Financial Statements and Supplementary Schedules

December 31, 2009 and 2008